Filed Pursuant to Rule 433

Registration Statement No. 333-227436

December 10, 2020

News Release

For more information contact:

Media Relations: Britt Zarling Corporate Communications Fiserv, Inc. 414-378-4040 britt.zarling@fiserv.com	Investor Relations: Peter Poillon Investor Relations Fiserv, Inc. 212-266-3565 peter.poillon@fiserv.com

For Immediate Release

Fiserv Announces Pricing of Secondary Offering of Common Stock by New Omaha

Holdings and Associated Repurchase of its Common Stock

BROOKFIELD, Wis., December 10, 2020 – Fiserv, Inc. (NASDAQ: FISV), a leading global provider of payments and financial services technology solutions, announced today the pricing of the previously announced underwritten public offering of 17,500,000 shares of the company’s common stock by New Omaha Holdings L.P. (“New Omaha”), which is owned by investment funds managed by Kohlberg Kravis Roberts & Co. L.P., at a price of $112.00 per share (the “offering”). In addition, New Omaha has granted the underwriters a 30-day option to purchase up to an additional 2,625,000 shares of the company’s common stock at the public offering price, less underwriting discounts and commissions. Fiserv is not selling any shares in, nor will it receive any proceeds from, the offering. New Omaha will receive all of the net proceeds from the offering. The offering is expected to close on December 11, 2020, subject to customary closing conditions.

Subject to the completion of the offering, Fiserv has agreed to repurchase from the underwriters 1,817,520 shares of the company’s common stock that are subject to the offering at a price per share equal to the price per share to be paid by the underwriters to New Omaha in the offering (the “share repurchase”). Fiserv intends to fund the share repurchase with cash on hand. The repurchased shares will be cancelled and no longer outstanding following the completion of the share repurchase.

Prior to the proposed offering, New Omaha owned 105,425,667 shares of common stock, representing approximately 15.7% of Fiserv’s outstanding shares of common stock, based on the number of shares outstanding as of October 23, 2020. Upon completion of the proposed offering, New Omaha is expected to own shares of common stock representing approximately 13.1% (or approximately 12.7% if the underwriters exercise their option to purchase additional shares in full) of Fiserv’s outstanding shares of common stock, based on the number of shares outstanding as of October 23, 2020. The number of shares outstanding as of October 23, 2020 does not include any issuances or repurchases after such date, including the share repurchase.

BofA Securities, Citigroup Global Markets Inc., KKR Capital Markets LLC, PNC Capital Markets LLC, Truist Securities, Inc., Wells Fargo Securities, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, BMO Capital Markets Corp., Mizuho Securities USA LLC, Barclays, Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc., Goldman Sachs & Co. LLC and SPC Capital Markets LLC are acting as joint bookrunners managers. Keefe, Bruyette & Woods, Inc., WR Securities, LLC and KeyBanc Capital Markets Inc., Loop Capital Markets LLC, Guzman & Company, Tigress Financial Partners and Roberts & Ryan Investments, Inc. are acting as bookrunners.

News Release

Fiserv filed an automatically effective shelf registration statement (including a prospectus, File No. 333-227436) on September 20, 2018, with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before making any investment decision, you should read the prospectus in that registration statement and other documents that the company has filed with the SEC and are incorporated by reference in the registration statement for more complete information about Fiserv and the offering. The offering is being made solely by means of a prospectus. Fiserv has filed a preliminary prospectus supplement and intends to file a further prospectus supplement with respect to the offering. You may obtain copies of these documents by contacting BofA Securities, NC1-004-03-43 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attn: Prospectus Department or by email to dg.prospectusrequest@bofa.com; Citigroup Global Markets, Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 800-831-9146 or by email to prospectus@citi.com; or KKR Capital Markets LLC by telephone at (212) 750-8300 or by email to ECMCapitalMarkets@kkr.com. An electronic copy of the prospectus and prospectus supplement is available from the SEC website at http://www.sec.gov.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Nothing in this press release should be construed as an offer to sell, or the solicitation of an offer to buy, any securities subject to the share repurchase.

About Fiserv

Fiserv, Inc. (NASDAQ: FISV) aspires to move money and information in a way that moves the world. As a global leader in payments and financial technology, the company helps clients achieve best-in-class results through a commitment to innovation and excellence in areas including account processing and digital banking solutions; card issuer processing and network services; payments; e-commerce; merchant acquiring and processing; and the Clover® cloud-based point-of-sale solution. Fiserv is a member of the S&P 500® Index and the FORTUNE® 500, and is among FORTUNE World’s Most Admired Companies®.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those that express a plan, belief, expectation, estimation, anticipation, intent, contingency, future development or similar expression, and can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “could,” “should,” or words of similar meaning. Statements that describe the company’s future plans, objectives or goals are also forward-looking statements.

Forward-looking statements are subject to assumptions, risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements. The factors that may affect the company’s results materially include, among others, the following, many of which are, and will be, amplified by the COVID-19 pandemic: the duration and intensity of the COVID-19 pandemic; governmental and private sector responses to the COVID-19

News Release

pandemic and the impact of such responses on the company; the impact of the COVID-19 pandemic on the company’s employees, clients, vendors, operations and sales; the possibility that the company may be unable to achieve expected synergies and operating efficiencies from the acquisition of First Data Corporation (“First Data”) within the expected time frames or at all or to successfully integrate the operations of First Data into the company’s operations; such integration may be more difficult, time-consuming or costly than expected; profitability following the transaction may be lower than expected, including due to unexpected costs, charges or expenses resulting from the transaction; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; unforeseen risks relating to the company’s liabilities or those of First Data may exist; the company’s ability to meet expectations regarding the accounting and tax treatments of the transaction; the company’s ability to compete effectively against new and existing competitors and to continue to introduce competitive new products and services on a timely, cost-effective basis; changes in customer demand for the company’s products and services; the ability of the company’s technology to keep pace with a rapidly evolving marketplace; the successful management of the company’s merchant alliance program which involves several alliances not under its sole control; the impact of a security breach or operational failure on the company’s business including disruptions caused by other participants in the global financial system; the failure of the company’s vendors and merchants to satisfy their obligations; the successful management of credit and fraud risks in the company’s business and merchant alliances; changes in local, regional, national and international economic or political conditions and the impact they may have on the company and its customers; the effect of proposed and enacted legislative and regulatory actions affecting the company or the financial services industry as a whole; the company’s ability to comply with government regulations and applicable card association and network rules; the protection and validity of intellectual property rights; the outcome of pending and future litigation and governmental proceedings; the company’s ability to successfully identify, complete and integrate acquisitions, and to realize the anticipated benefits associated with the same; the impact of the company’s strategic initiatives; the company’s ability to attract and retain key personnel; volatility and disruptions in financial markets that may impact the company’s ability to access preferred sources of financing and the terms on which the company is able to obtain financing or increase its costs of borrowing; adverse impacts from currency exchange rates or currency controls; and other factors identified in the company’s Annual Report on Form 10-K for the year ended December 31, 2019, the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and in other documents that the company files with the SEC, which are available at http://www.sec.gov. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements. The company assumes no obligation to update any forward-looking statements, which speak only as of the date of this news release.

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